UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                 MM/DD/YY              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Frontier Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3307 Church Road, Suite 220
                    (No. and Street)

| Richmond | VA | 23233 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Deborah H Terry | (678) 908-8408 | dterry@frontiersolutionsllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
                (Name – if individual, state last, first, and middle name)

| 4401 Dominion Boulevard | Glen Allen | VA | 23060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 80 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Deborah H. Terry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontier Solutions LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Deborah H Terry_

Title:
CFO

_Becky Selby_
Notary Public

This filing** contains (check all applicable boxes):

- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._*

# Frontier Solutions, LLC
## (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Report

December 31, 2024
With Report of Independent Registered Public Accounting Firm

SEC ID 8-66972

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Index to Financial Statements and Supplemental Schedules
December 31, 2024



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Member
of Frontier Solutions, LLC
Richmond, Virginia

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000  F:804.747.3632

www.keitercpa.com

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Glen Allen, Virginia
February 26, 2025


**FRONTIER SOLUTIONS, LLC**
**(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)**
Statement of Financial Condition
December 31, 2024


**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 649,751 |
| Fees receivable | | 871,994 |
| Other receivables | | 5,685 |
| Prepaid expenses and other assets, net | | 123,610 |
| **TOTAL CURRENT ASSETS** | | 1,651,040 |
| | | |
| **TOTAL ASSETS** | $ | 1,651,040 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 917,112 |
| | | |
| **TOTAL LIABILITIES** | | 917,112 |
| | | |
| **TOTAL MEMBER'S EQUITY** | | 733,928 |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 1,651,040 |

See notes to financial statements



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member
Frontier Solutions, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Frontier Solutions, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to earning placement and merger and acquisition fees on private securities transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Frontier Solutions, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Glen Allen, Virginia
February 26, 2025

**Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000  F:804.747.3632

www.keitercpa.com

Frontier Solutions, LLC
3307 Church Road
Richmond VA 23233

Phone: (804) 918-2368
Frontiersolutionsllc.com

## Frontier Solutions LLC Exemption Report

Frontier Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

The Company's activities are focused on providing registration and compliance services to registered representatives engaged in private placement for private funds, and mergers and acquisitions advisory services for private capital transactions.

To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2024:

(1) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

(2) The Company did not carry accounts of or for customers.

(3) The Company did not carry Proprietary Accounts of Broker-Dealers (as defined by Rule 15c3-3).

The Company had no obligation under Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Deborah Terry, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah Terry
Chief Financial Officer
February 26, 2025